SEC 1745 (02-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13G	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Omnicell, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

68213N 10 9

(CUSIP Number)

December 31, 2002

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[ ]	Rule 13d-1(c)
[ X ]	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68213N 10 9

1.	Name of Reporting Persons. I.R.S. Identification Nos. of above person(s) (entities only) Sutter Hill Ventures, A California Limited Partnership 77-0287059

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Citizenship or Place of Organization California, USA

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 1,651,240

	6.	Shared Voting Power

	7.	Sole Dispositive Power 1,651,240

	8.	Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,651,240

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 7.5%

12.	Type of Reporting Person (See Instructions) PN

1.	Name of Reporting Persons. I.R.S. Identification Nos. of above person(s) (entities only) Sutter Hill Entrepreneurs Fund (AI), L.P. 94-3338942

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Citizenship or Place of Organization California, USA

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 16,326

	6.	Shared Voting Power

	7.	Sole Dispositive Power 16,326

	8.	Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,326

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 0.1%

12.	Type of Reporting Person (See Instructions) PN

1.	Name of Reporting Persons. I.R.S. Identification Nos. of above person(s) (entities only) Sutter Hill Entrepreneurs Fund (QP), L.P. 94-3338941

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Citizenship or Place of Organization California, USA

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 41,344

	6.	Shared Voting Power

	7.	Sole Dispositive Power 41,344

	8.	Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 41,344

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 0.2%

12.	Type of Reporting Person (See Instructions) PN

1.	Name of Reporting Persons. I.R.S. Identification Nos. of above person(s) (entities only) David L. Anderson

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 358,838*

	6.	Shared Voting Power 1,708,910**

	7.	Sole Dispositive Power 358,838*

	8.	Shared Dispositive Power 1,708,910**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,067,748

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 9.3%

12.	Type of Reporting Person (See Instructions) IN

*  Includes 206,491 shares held in The Anderson Living Trust of which the reporting person is the trustee, 50,312 shares held by Anvest, L.P. of which the reporting person is the General Partner and 102,035 shares held by a retirement trust for the benefit of the reporting person. The reporting person disclaims beneficial ownership of the trusts’ and partnership’s shares except as to the reporting person’s pecuniary interest in the trusts and the partnership.

** Shares held by Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P., each  of which the reporting person is a Managing Director of the General Partner. The reporting person disclaims beneficial ownership of these partnerships’ shares except as to the reporting person’s pecuniary interest in the partnerships.

1.	Name of Reporting Persons. I.R.S. Identification Nos. of above person(s) (entities only) G. Leonard Baker, Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 359,145*

	6.	Shared Voting Power 1,708,910**

	7.	Sole Dispositive Power 359,145*

	8.	Shared Dispositive Power 1,708,910**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,068,055

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 9.3%

12.	Type of Reporting Person (See Instructions) IN

* Includes 101,483 shares held by Saunders Holdings, L.P. of which the reporting person is a General Partner.  The reporting person disclaims beneficial ownership of the partnership’s shares except as to the reporting person’s pecuniary interest in the partnership.

** Shares held by Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P., each of which the reporting person is a Managing Director of the General Partner. The reporting person disclaims beneficial ownership of these partnerships’ shares except as to the reporting person’s pecuniary interest in the partnerships.

1.	Name of Reporting Persons. I.R.S. Identification Nos. of above person(s) (entities only) William H. Younger, Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 517,798*

	6.	Shared Voting Power 1,708,910**

	7.	Sole Dispositive Power 517,798*

	8.	Shared Dispositive Power 1,708,910**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,226,708

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 10.1%

12.	Type of Reporting Person (See Instructions) IN

*Includes 156,061 shares held in The Younger Living Trust of which the reporting person is the trustee and 203,411 shares held by a retirement trust for the benefit of the reporting person. The reporting person disclaims beneficial ownership of the trusts’ shares except as to the reporting person’s pecuniary interest in the trusts.

** Shares held by Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P., each of which the reporting person is a Managing Director of the General Partner. The reporting person disclaims beneficial ownership of these partnerships’ shares except as to the reporting person’s pecuniary interest in the partnerships.

1.	Name of Reporting Persons. I.R.S. Identification Nos. of above person(s) (entities only) Tench Coxe

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 197,608*

	6.	Shared Voting Power 1,708,910**

	7.	Sole Dispositive Power 197,608*

	8.	Shared Dispositive Power 1,708,910**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,906,518

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 8.6%

12.	Type of Reporting Person (See Instructions) IN

* Includes 111,709 shares held in The Coxe/Otus Revocable Trust of which the reporting person is a trustee, 34,463 shares held by the Tamerlane Charitable Remainder Unitrust of which the reporting person is the trustee and 15,494 shares held by a retirement trust for the benefit of the reporting person.  The reporting person disclaims beneficial ownership of the trusts’ shares except as to the reporting person’s pecuniary interest in the trusts.

** Shares held by Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P., each of which the reporting person is a Managing Director of the General Partner. The reporting person disclaims beneficial ownership of these partnerships’ shares except as to the reporting person’s pecuniary interest in the partnerships.

1.	Name of Reporting Persons. I.R.S. Identification Nos. of above person(s) (entities only) Gregory P. Sands

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 21,798*

	6.	Shared Voting Power 1,708,910**

	7.	Sole Dispositive Power 21,798*

	8.	Shared Dispositive Power 1,708,910**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,730,708

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 7.8%

12.	Type of Reporting Person (See Instructions) IN

* Includes 17,140 shares held by the Gregory P. Sands Charitable Remainder Unitrust of which the reporting person is the trustee. The reporting person disclaims beneficial ownership of the trust’s shares except as to the reporting person’s pecuniary interest in the trust.

** Shares held by Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P., each of which the reporting person is a Managing Director of the General Partner. The reporting person disclaims beneficial ownership of these partnerships’ shares except as to the reporting person’s pecuniary interest in the partnerships.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) James C. Gaither

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 28,368

	6.	Shared Voting Power 1,708,910**

	7.	Sole Dispositive Power 28,368

	8.	Shared Dispositive Power 1,708,910**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,737,278

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 7.8%

12.	Type of Reporting Person (See Instructions) IN

** Shares held by Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P., each of which the reporting person is a Managing Director of the General Partner. The reporting person disclaims beneficial ownership of these partnerships’ shares except as to the reporting person’s pecuniary interest in the partnerships.

1.	Name of Reporting Persons. I.R.S. Identification Nos. of above person(s) (entities only) James N. White

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	[ ]
	(b)	[ X ]

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 17,140*

	6.	Shared Voting Power 1,708,910**

	7.	Sole Dispositive Power 17,140*

	8.	Shared Dispositive Power 1,708,910**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,726,050

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 7.8%

12.	Type of Reporting Person (See Instructions) IN

* Includes 17,140 shares held in The White Family Trust of which the reporting person is a trustee. The reporting person disclaims beneficial ownership of the trust’s shares except as to the reporting person’s pecuniary interest in the trust.

** Shares held by Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P., each of which the reporting person is a Managing Director of the General Partner. The reporting person disclaims beneficial ownership of these partnerships’ shares except as to the reporting person’s pecuniary interest in the partnerships.

Item 1.
	(a)	Name of Issuer Omnicell, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 1101 East Meadow Drive, Palo Alto, CA 94303

Item 2.
	(a)	Name of Person Filing Exhibit A is hereby incorporated by reference
	(b)	Address of Principal Business Office or, if none, Residence See Exhibit A
	(c)	Citizenship See Exhibit A
	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number 68213N 10 9

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
	(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	[ ]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8);
	(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	[ ]	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
N/A

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned: See Exhibit A which is hereby incorporated by reference and related pages 2 to 11.
	(b)	Percent of class: See Exhibit A which is hereby incorporated by reference and related pages 2 to 11.

	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote
		(ii)	Shared power to vote or to direct the vote
		(iii)	Sole power to dispose or to direct the disposition of
		(iv)	Shared power to dispose or to direct the disposition of
Instruction: For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

See Exhibit A which is hereby incorporated by reference and related pages 2 to 11. Messrs. Anderson, Baker, Younger, Coxe, Sands, Gaither and White are Managing Directors of the General Partner of Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P., and as such share the voting and disposition powers over the shares held by the partnerships.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  [  ].

Instruction: Dissolution of a group requires a response to this item.
N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

If a parent holding company or Control person has filed this schedule, pursuant to Rule 13d-1(b)(1)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company or control person has filed this schedule pursuant to Rule 13d-1(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

N/A

Item 8.	Identification and Classification of Members of the Group

If a group has filed this schedule pursuant to §240.13d-1(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to §240.13d-1(c) or §240.13d-1(d), attach an exhibit stating the identity of each member of the group.

See Exhibit A

Item 9.	Notice of Dissolution of a Group

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

N/A

Item 10.	Certification
N/A

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

2/12/2003
Date

Sutter Hill Ventures, A California Limited Partnership

By:	/s/ William H. Younger, Jr.
William H. Younger, Jr.
Title:	Managing Director of the General Partner

Sutter Hill Entrepreneurs Fund (AI), L.P.

By:	/s/ William H. Younger, Jr.
William H. Younger, Jr.
Title:	Managing Director of the General Partner

Sutter Hill Entrepreneurs Fund (QP), L.P.

By:	/s/ William H. Younger, Jr.
William H. Younger, Jr.
Title:	Managing Director of the General Partner

/s/ David L. Anderson
David L. Anderson

/s/ G. Leonard Baker, Jr.
G. Leonard Baker, Jr.

/s/ William H. Younger, Jr.
William H. Younger, Jr.

/s/ Tench Coxe
Tench Coxe

/s/ Gregory P. Sands
Gregory P. Sands

/s/ James C. Gaither
James C. Gaither

/s/ James N. White
James N. White

EXHIBIT A TO SCHEDULE 13G - OMNICELL, INC.

Name of Originator	Aggregate Number of Shares Beneficially Owned				% of Total Shares
	Individual		Aggregate

Sutter Hill Ventures, A California Limited Partnership	1,651,240				7.5%

Sutter Hill Entrepreneurs Fund (AI), L.P.	16,326				0.1%

Sutter Hill Entrepreneurs Fund (QP), L.P.	41,344				0.2%

David L. Anderson	358,838	Note 2			1.6%
			2,067,748	Note 1	9.3%

G. Leonard Baker, Jr.	359,145	Note 3			1.6%
			2,068,055	Note 1	9.3%

William H. Younger, Jr.	517,798	Note 4			2.3%
			2,226,708	Note 1	10.1%

Tench Coxe	197,608	Note 5			0.9%
			1,906,518	Note 1	8.6%

Gregory P. Sands	21,798	Note 6			0.1%
			1,730,708	Note 1	7.8%

James C. Gaither	28,368				0.1%
			1,737,278	Note 1	7.8%

James N. White	17,140	Note 7			0.1%
			1,726,050	Note 1	7.8%

The address for all of the above is:  755 Page Mill Road, Suite A-200, Palo Alto, CA  94304

The partnerships are organized in California. The individuals are all U.S. citizens and residents.

None of the above have been convicted in any criminal proceedings nor have they been subject to judgements, decrees, or final orders enjoining future violations of Federal or State securities laws.

All of the parties are individuals or entities in the venture capital business.

Note 1:  Includes individual shares plus all shares held by the following partnerships in which the reporting person is a Managing Director of the General Partner:  Sutter Hill Ventures, A California Limited Partnership, Sutter Hill Entrepreneurs Fund (AI), L.P. and Sutter Hill Entrepreneurs Fund (QP), L.P.  The reporting person disclaims beneficial ownership of these partnerships’ shares except as to the reporting person’s pecuniary interest in the partnerships.

Note 2:  Includes 206,491 shares held in The Anderson Living Trust of which the reporting person is the trustee, 50,312 shares held by Anvest, L.P. of which the reporting person is the General Partner and 102,035 shares held by a retirement trust for the benefit of the reporting person. The reporting person disclaims beneficial ownership of the trusts’ and partnership’s shares except as to the reporting person’s pecuniary interest in the trusts and the partnership.

Note 3:  Includes 101,483 shares held by Saunders Holdings, L.P. of which the reporting person is a General Partner.  The reporting person disclaims beneficial ownership of the partnership’s shares except as to the reporting person’s pecuniary interest in the partnership.

Note 4:  Includes 156,061 shares held in The Younger Living Trust of which the reporting person is the trustee and 203,411 shares held by a retirement trust for the benefit of the reporting person. The reporting person disclaims beneficial ownership of the trusts’ shares except as to the reporting person’s pecuniary interest in the trusts.

Note 5:  Includes 111,709 shares held in The Coxe/Otus Revocable Trust of which the reporting person is a trustee, 34,463 shares held by the Tamerlane Charitable Remainder Unitrust of which the reporting person is the trustee and 15,494 shares held by a retirement trust for the benefit of the reporting person.  The reporting person disclaims beneficial ownership of the trusts’ shares except as to the reporting person’s pecuniary interest in the trusts.

Note 6: Includes 17,140 shares held by the Gregory P. Sands Charitable Remainder Unitrust of which the reporting person is the trustee. The reporting person disclaims beneficial ownership of the trust’s shares except as to the reporting person’s pecuniary interest in the trust.

Note 7: Includes 17,140 shares held in The White Family Trust of which the reporting person is a trustee. The reporting person disclaims beneficial ownership of the trust’s shares except as to the reporting person’s pecuniary interest in the trust.